# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barinthus Biotherapeutics plc., CIK 0001828185
CUSIP: 91864C107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20400 CENTURY BLVD, SUITE 210, GERMANTOWN, Maryland (MD), 20874
Date of event which requires filing of this statement: 02/03/2026
Filed by CIK 0002126287
Persons authorized to receive notices and communications: Robert Giffen Collins, 1901 Ulmerton Road, Suite 400, Clearwater, Florida (FL), 33762, 8138178035

## Reporting persons
- International Generosity Foundation Trust (CIK 0002126287): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 2,734,189; shared voting power 0; sole dispositive power 2,734,189; shared dispositive power 0; aggregate amount beneficially owned 2,734,189 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Barinthus Biotherapeutics plc.
Address of issuer's principal executive offices: 20400 CENTURY BLVD, SUITE 210, GERMANTOWN, Maryland (MD), 20874

## Item 2. Identity and Background
Name of person filing: International Generosity Foundation Trust
Residence or business address: 1901 Ulmerton Road, Suite 400, Clearwater, Florida 33762, USA
Present principal occupation or employment: The Reporting Person is a non-profit trust organized under Section 501(c) of the Internal Revenue Code. Its affairs are managed by its trustee.
Criminal convictions in the last five years: The Reporting Person has not been convicted in any criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired by the Reporting Person through a combination of purchases and transfers.

A portion of the securities was acquired using the working capital of the Reporting Person. The Reporting Person is a non-profit trust generally funded through donations, including donor-advised funds.

The remaining securities were acquired through transfers or contributions to the Reporting Person and were not acquired through the use of funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities for investment purposes and in connection with its charitable activities.

The Reporting Person may, from time to time, sell or otherwise dispose of some or all of the securities, including to support its charitable purposes, or acquire additional securities, depending on market conditions and other factors.

Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number of Shares Owned: 2,734,189
Percentage of Class of Securities Identified: 6.7
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power with respect to 2,734,189 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,734,189 shares, and shared dispositive power with respect to 0 shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, other than as described in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- International Generosity Foundation Trust: Robert Giffen Collins, Robert Giffen Collins (04/13/2026)